SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 16, 2022

I.             Date, Time and Place: On March 16, 2022, at 10:00 a.m., held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/Nº, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.           Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.          Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.         Agenda: To pass resolutions on the following matters:

(i) (i.a) The granting, by the Company, of guarantee under the Counter Guarantee Agreement entered into between the Company and BMG Seguros S/A (“BMG”), to guarantee payments of debts in lawsuits insured by BMG under insurance policy with Gol Linhas Aéreas S/A (“GLA”), controlled by the Company, as applicant and policy holder; (i.b) ratification of all acts already performed referring to item “i.a” as well as granting authorization to the Company's Board of Directors to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all documents related to item “i.a”;

(ii) The granting, by the Company, of guarantee for the obligations assumed by GOL Linhas Aéreas S/A (“GLA”) before HEDGEPOINT SCHWEIZ AG - HEDGEPOINT SWITZERLAND LTD. (“HEDGEPOINT” or “Beneficiary”), within the scope of the Business Terms and Conditions (ISDA) to be executed by and between GLA and the Beneficiary.

(iii) The rectification of item "i" of the Agenda and of the Resolutions of the Minutes of the Board of Director’s Meeting held on January 11, 2022.

(iv) The rectification of the sole item of the Agenda and of the Resolutions of the Minutes of the Board of Director’s Meeting held on December 10, 2021, 02:00 p.m.

V.       Resolutions: Following the necessary explanation and detailed analysis of the documents regarding the matters listed herein, the Board of Directors of the Company approved, by unanimous voting, without any restrictions or reservations:

(i) (i.a) The granting, by the Company, of guarantee under the Counter Guarantee Agreement entered into between the Company and BMG on December 2, 2021, to guarantee payments of debts in lawsuits with a limit of up to fifty million Brazilian reais (BRL 50,000,000), of which nine million, seven hundred and sixty-one thousand, eight hundred and eighty-seven reais and seventeen cents (BRL 9,761,887.17) have already been used under policy 017412021000107750059569 issued by BMG and having GLA as the applicant and policy holder; (i.b) ratification of all acts already performed related to item “i.a” above as well as granting authorization to the Company's Board of Directors to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all documents related to item “i.a”;

(ii) The granting, by the Company, of guarantee for the obligations assumed by GOL Linhas Aéreas S/A (“GLA”) before HEDGEPOINT SCHWEIZ AG - HEDGEPOINT SWITZERLAND LTD. (“HEDGEPOINT” or “Beneficiary”), within the scope of the Business Terms and Conditions (ISDA) to be executed by and between GLA and the Beneficiary.

(iii) the rectification of item “I” of the Agenda and the of the Resolutions of the Board of Directors' Meeting held on January 11, 2022, which now have the following wording, without any changes in the other items of the Agenda and Resolutions approved during the Meeting, which remain unchanged in their entire content:

“IV. Agenda: To pass resolutions on the following matters: (i) the execution, by the Company, as guarantor, of guarantee agreements (“Operating Lease Guarantee Agreements”), in order to guarantee the fulfillment of the obligations assumed: (a) by Gol Linhas Aéreas SA ("GLA"), controlled by the Company, under the Operational Leasing Agreement of two (2) Boeing 737-MAX8 aircrafts to be entered into between GLA and Special Purpose Vehicles to be incorporated in the Cayman Islands (“SPVs”), and (b) by SPVs in the Financing Leasing Agreements of ten (10) Boeing 737-MAX8 aircrafts to be entered into between the SPVs and the “owner trustees” incorporated by vehicles directly or indirectly linked with Castlelake;

(…)

V.        Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, the members of the Board of Directors unanimously approved:

(i) the execution, by the Company, as guarantor, of Operating Lease Guarantee Agreements, in order to guarantee the fulfillment of the obligations assumed: (a) by GLA, under the Operational Leasing Agreement of two (2) Boeing 737-MAX8 aircrafts to be entered into between GLA and SPVs, and (b) by SPVs in the Financing Leasing Agreements of ten (10) Boeing 737-MAX8 aircrafts to be entered into with the “owner trustees” incorporated by vehicles directly or indirectly linked with Castlelake.”

(iv) the rectification of the sole item of the Agenda and the of the Resolutions of the Board of Directors' Meeting held on December 10, 2021, 02:00 p.m., which now have the following wording:

"VI. Agenda: To pass resolutions on the execution, by the Company, of Guarantee Agreements (“Guarantee Agreements”), in order to guarantee the fulfillment of the obligations assumed by Gol Linhas Aéreas S/A (“GLA”), a subsidiary of the Company, in the Aircraft Lease Agreements (“Lease Agreements”) entered into between GLA and UMB Bank National Association, not in its individual capacity but solely as a fiduciary owner (“UMB Bank”).

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, the following resolution was approved by unanimous approved the ratification of the execution of the Guarantee Agreements, as described: (a) 2 (two) Guarantee Agreements between the Company and UMB Bank, in order to ensure compliance with the obligations entered into between GLA, as lessee, and UMB Bank, as lessor, in the Leasing Agreements of 2 (two) Boeing 737-8 MAX aircrafts, with manufacturer serial numbers: MSN 67772 and MSN 60715, and (b) 4 (four) Guarantee Agreements between the Company and UMB Bank in order to ensure compliance with the obligations entered into between GLA, as lessee, and UMB Bank, as lessor, in the Leasing Agreements of 4 (four) Boeing 737-8 MAX aircrafts, with manufacturer serial numbers e: MSN 60220, MSN 65054, MSN 44348, MSN 65053.”

VI.       Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino e Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, March 16, 2022.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer